UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2004

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                54 Lombard Street
                                 London EC3P 3AH
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Interim Results dated 5 August 2004


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                                BARCLAYS BANK PLC
         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

                      INTERIM RESULTS ANNOUNCEMENT FOR 2004


The Directors report the following results of the Barclays Bank PLC Group for the half-year ended 30th June 2004:

                                                30.06.04    30.06.03
                                                    GBPm        GBPm
Profit on ordinary activities before tax           2,411       1,963
Tax on profit on ordinary activities                (675)       (567)
Profit on ordinary activities after tax            1,736       1,396
Minority interests (equity)                          (20)        (13)
Profit attributable to members of Barclays Bank    1,716       1,383
PLC
Dividends payable to Barclays PLC                 (1,133)       (576)
Profit retained                                      583         807

Total assets                                     498,127     446,731

Liabilities:
Deposits by banks                                115,836      93,201
Customer accounts                                206,204     198,116
Debt securities in issue                          55,280      48,431
Other liabilities                                 83,183      70,531
Undated loan capital - non-convertible             6,233       6,570
Dated loan capital - convertible to preference        15          11
shares
Dated loan capital - non convertible               6,220       5,972
Total liabilities                                472,971     422,832

Minority interests and shareholders' funds
Minority interests - equity                          178         193
Issued and fully paid share capital                2,304       2,294
Share premium account                              5,763       5,618
Revaluation reserve                                   24          22
Profit and loss account                            8,976       8,130
Shareholders' Funds - equity                      17,067      16,064
                                                  17,245      16,257

Retail life-fund liabilities attributable to       7,911       7,642
policyholders

Total liabilities and shareholders' funds        498,127     446,731


NOTES

1. The whole of the issued ordinary share capital of the Bank is beneficially owned by Barclays PLC.

2. Profit on ordinary activities before tax includes the Group's profit from joint ventures and associates of GBP14m (30th June 2003: GBP10m).

3.   The Group had  contingent  liabilities  of  GBP34,664m  (2003:  GBP32,878m)
     comprising acceptances and endorsements of GBP530m (2003: GBP2,259m), guarantees and assets pledged as collateral security of GBP26,334m (2003:
     GBP22,655m)   and  other   contingent   liabilities  of  GBP7,800m   (2003:
     GBP7,964m).



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 5, 2004                               By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 5, 2004                               By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support